EXHIBIT 12.01

CARAUSTAR INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS)

	1999	2000	2001		2002		2003
EARNINGS:
Income from continuing operations before income taxes, minority interest, reversal of loss on discontinued operations and cumulative effect of accounting changes	$64,445	$13,829	$(22,295)		$(27,778)		$(42,330)
Equity in income of less-than-50-percent-owned entities	0	0	0		0		0
Fixed charges	30,528	41,776	49,997		47,245		54,288
Less capitalized interest expense	(626)	(852)	0		0		0

Earnings	$94,347	$54,753	$27,702		$19,467		$11,958

FIXED CHARGES:
Interest expense	$25,735	$35,730	$43,492		$39,938		$47,227
Amortization of debt issuance costs	142	737	1,566		1,534		(214)
Estimate of the interest cost within rental expense	4,025	4,457	4,939		5,773		7,275
Capitalized interest expense	626	852	0		0		0

Fixed charges	$30,528	$41,776	$49,997		$47,245		$54,288

Ratio of earnings to fixed charges	3.09	1.31	0.55	(1)	0.41	(1)	0.22 (1)

(1)	The 2003, 2002 and 2001 earnings were inadequate to cover fixed charges. The cover deficiency was $ 42.3 million, $27.8 million and $22.3 million for 2003, 2002 and 2001, respectively.